UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	April 2007
Commission File Number:	000-49917

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

EXHIBIT LIST

Exhibit Number	Description
99.1	News Release of Nevada Geothermal Power Inc. dated April 16, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Brian Fairbank

Brian Fairbank
Chief Executive Officer and President

Date: April 16, 2007

Suite 900 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

Exhibit 99.1

Nevada Geothermal Power Inc.

Announces Development Drilling to Continue at Blue Mountain

ThermaSource Rig to be Onsite May 1, 2007

VANCOUVER, BC (April 16th, 2007) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTCBB: NGLPF) announces that a geothermal drilling contract has been signed with ThermaSource Inc. to drill up  to two additional reservoir test wells at Blue Mountain. Rig #101 is expected to be mobilized on May 1st..

Well 38-14, previously drilled to 2008 feet, will be deepened through the anticipated geothermal production zone  to approximately 3500 feet total depth. A second well will be drilled, if necessary, to complete the reservoir evaluation supporting the company’s program to build the ‘Faulkner 1’ geothermal power plant under the Company’s existing power purchase agreement with Nevada Power Company. Results are expected to yield similar results to well 26A-14, which encountered a “prolific” production zone, between 2215 feet and hole bottom at 2815 feet. .

In business since 1980, ThermaSource is a leading geothermal drilling company and project management consultant. The ThermaSource management team has over 90 years of combined geothermal drilling experience and is a respected member of the geothermal industry.

Click on link to find out more about ThermasSource: http://www.thermasource.com/content/aboutus.php

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  An initial 31.5 MW (net) power plant is planned to begin generating power at the Blue Mountain site subject to further resource drilling and feasibility studies.

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Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Email: sfkirk@nevadageothermal.com

Tracy Weslosky or Fred Cowans

Managing Partners
Pro-Edge Consultants Inc.

Telephone: (416) 581-0177
Toll Free: (866) 544-9622 or
info@pro-edge.com
www.pro-edge.com

Suite 900 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.